Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Q1 STATISTICAL SUMMARY

As of March 31, 2015:

QTD 2015:   1.38%

YTD 2015:   1.38%

Total Fund Assets: $32.6 million

Total Firm Assets: $ 5.7 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



- 2.92%
- 2.22%
- 1.71%
- 0.52%
- 3.29%
- 4.29%
- 85.05%

- United States
- Europe ex-U.K.
- United Kingdom
- Canada
- Japan
- Asia ex-Japan
- Australia

SECTOR EXPOSURE



- 1.27% 0.85%
- 5.56%
- 6.97%
- 8.80%
- 9.72%
- 11.03%
- 11.23%
- 14.52%
- 30.04%

- Consumer Disc.
- Materials
- Industrials
- Financials
- Information Tech.
- Health Care
- Energy
- Telecom
- Consumer Staples
- Utilities

DEAL TERMS



- 7.24%
- 8.61%
- 9.53%
- 9.89%
- 29.01%
- 35.72%

- Cash
- Stock and Stub
- Undetermined*
- Stock with Fixed Exchange Ratio
- Cash & Stock
- Stock with Flexible Exchange Ratio (Collar)

FUND FACTS

Portfolio Characteristics

Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.82%
Portfolio Turnover Rate:[1]	154%

PORTFOLIO

Equity Investments

Number of Long Positions:	87
Number of Short Positions:	17
Average Position Size:	0.98%
Quarter-end % Invested:	85.56%
Short Positions as a % of Net Assets:	12.26%

Ten Largest Positions as a Percent of Net Assets	28.29%
DIRECTV	
TRW Automotive Holdings Corp.	
American International Group, Inc.	
Hospira, Inc.	
Time Warner Cable Inc.	
General Motors Co.	
Huntsman Corporation	
Sigma-Aldrich Corporation	
Dow Chemical Company	
International Paper Company	

Type of Buyer	
Strategic	99.79%
Financial	0.21%

By Deal Type	
Friendly	99.83%
Hostile	0.17%

Average Annualized Total Returns as of 3/31/2015

	1-year	3-year	5-year	Since Inception*
The Merger Fund VL	2.12%	2.66%	2.64%	5.50%
S&P 500 Index	12.73%	16.11%	14.47%	8.04%
Barclays Agg. Bond Index	5.69%	3.10%	4.42%	4.95%
HFRX Absolute Return Index	1.15%	2.11%	0.85%	0.13%
Citi 6-Month T-Bills	0.06%	0.09%	0.12%	1.57%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1] For period ending 12/31/14.

[2] The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2016.

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

The Merger Fund VL
A Westchester Capital Fund

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Allergan, Inc.	0.26%	Lafarge SA	-0.21%
T-Mobile US, Inc.	0.16%	Family Dollar Stores, Inc.	-0.08%
B/E Aerospace, Inc.	0.11%	DIRECTV	-0.06%
TRW Automotive Holdings Corp.	0.08%	Macro Portfolio Hedge	-0.06%
Dow Chemical Company	0.08%	Dresser-Rand Group	-0.05%
Covidien PLC	0.07%	Du Pont (E.I.) de Numours	-0.05%

PERFORMANCE SUMMARY

Cumulative Change in Value of a $10,000 Investment Since Inception



This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The Citi 6-Month T-bill** measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. **The HFRX Absolute Return Index** is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of April 30, 2015

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$31.8 million
Total Firm Assets:	$ 5.9 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of April, the Fund returned 0.09% for the month, 1.47% YTD, and 5.47% annualized since inception.

PERFORMANCE

as of Month-End: April 30, 2015

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	1.66%	1.47%	1.75%	2.56%	2.71%	5.47%
Barclays Aggregate Bond Index	-0.84%	1.24%	4.44%	2.60%	4.13%	4.87%
S&P 500 Index	5.07%	1.92%	12.98%	16.73%	14.33%	8.07%

as of Quarter-End: March 31, 2015

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	1.38%	1.38%	2.12%	2.66%	2.64%	5.50%
Barclays Aggregate Bond Index	1.61%	1.61%	5.69%	3.10%	4.42%	4.95%
S&P 500 Index	0.95%	0.95%	12.73%	16.11%	14.47%	8.04%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2015	-0.18%	1.66%	-0.09%	0.09%									1.47%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.76%	1.14	0.19	0.32	-7.22%	4
Barclays Aggregate Bond Index	3.22%	1.49	0.00	0.00	-3.82%	2
S&P 500 Index	14.30%	0.62	1.00	1.00	-50.95%	37

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of April 30, 2015

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	20.29%
Average position size:	0.98%
Number of long positions[1]:	94
Number of short positions[1]:	20
% Invested:	92.06%
Short positions as a % of net assets:	11.60%

[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).

Regional Exposure



2.36%
0.95%
0.52%
3.10%
0.33%
4.43%
5.06%
83.26%
United States
Canada
United Kingdom
Europe ex-U.K.
Asia ex-Japan
Japan
Australia
Mexico

By Deal Terms



7.15%
8.36%
8.89%
38.43%
10.35%
26.82%
Cash
Stock and Stub
Undetermined*
Cash & Stock
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)

Sector Breakdown



30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
28.98%
14.20%
11.54%
11.47%
10.07%
9.33%
7.76%
4.30%
1.52%
0.82%
Consumer Disc.
Materials
Health Care
Financials
Industrials
Information Tech.
Energy
Telecom
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

FUND FACTS

Inception Date:	5/26/2004
Minimum Initial Investment:	$2,000
Total Fund Assets:	$32.5 million
Assets in the Strategy:	$5.1 billion
Portfolio Turnover Rate[1]:	154%
Management Fee:	1.25%
Total Operating Expense[1]:	2.82%
Expenses before investment related expenses[2]:	1.40%

[1] For period ending 12/31/14.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2016.

For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.

PERFORMANCE   SEPTEMBER 30, 2015

Cumulative Change in Value of a $10,000 Investment



During times of financial crisis, **The Merger Fund VL** held steady as U.S. and global equity markets plummeted.

$21,679

$17,294

The Merger Fund VL   S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

Average Annualized Total Returns and Risk Metrics

	Q3	YTD	1-year	3-year	5-year	Since Inception[3]
The Merger Fund VL	-2.56%	-1.84%	-2.37%	1.53%	1.59%	4.95%
S&P 500 Index	-6.44%	-5.29%	-0.61%	12.40%	13.34%	7.07%

	Standard Deviation*	Sharpe Ratio*	Beta	Correlation
The Merger Fund VL	4.75%	1.04	0.19	0.33
S&P 500 Index	14.24%	0.55	1.00	1.00

* 3-month T-Bill used for risk-free rate

[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

The Merger Fund VL

A Westchester Capital Fund

Westchester Capital FUNDS

Third Quarter 2015 Fact Sheet

PORTFOLIO	
Top ten positions:	28.51%
Average position size:	0.93%
Number of long positions:	94
Number of short positions:	18
Percent invested:	87.62%

GEOGRAPHIC ALLOCATION as a % of longs	
U.S.:	87.89%
United Kingdom:	5.57%
North America Offshore:	3.10%
Europe ex-U.K.:	2.41%
Australia:	0.63%
Mexico:	0.40%

TOP TEN EQUITY HOLDINGS
Precision Castparts Corp.
Time Warner Cable Inc.
American International Group, Inc.
The Chubb Corporation
Broadcom Corp.
PartnerRe Ltd.
Sigma-Aldrich Corporation
Yahoo! Inc.
HCC Insurance Holdings, Inc.
BG Group PLC

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



FUND MANAGERS

ROY D. BEHREN | Began career in 1987

With Westchester Capital Management since 1994;

Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988

With Westchester Capital Management since 1996;

Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

WHY INVEST WITH US?

The Merger Fund VL offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.





The Merger Fund VL
A Westchester Capital Fund

Ticker Symbol

MERVX

Contents

Westchester Capital
FUNDS



About Us

Westchester Capital
F U N D S

Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses	Wealth Preservation
Financing Retirement	Purchase of a Home
Wealth Transfer	Supplemental Income Generation

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

Westchester Capital
F U N D S

Westchester Capital Management, LLC

Firm

- Founded in 1980
- Over 350,000 investors worldwide

People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management
USD 5.7 Billion[1]
Westchester Capital Funds
(Liquid Alternatives)
Merger Arbitrage
USD 5.1 Billion
Multi-Event
USD 571.1 Million
The Merger Fund
The Merger Fund VL
MLIS Westchester UCITS Fund
Dunham Monthly Distribution Fund
WCM Alternatives: Event-Driven Fund
JNL/Westchester Capital Event Driven Fund
Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1] As of September 30, 2015. Westchester Capital Management – Founded in 1980. Assets under management includes USD 61.2 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

Key Milestones

1980	Westchester Capital Management ("WCM") is founded.
1987	WCM launches a domestic hedge fund.
1989	The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry.
1996	WCM launches an offshore hedge fund.
2004	The Merger Fund VL is launched.
2005	U.S. and offshore hedge funds are combined into a master/feeder structure.
2008	WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy.
2011	The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched.
2012	Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission.
2014	The WCM Alternatives: Event-Driven Fund is launched.
2015	WCM becomes the Sub-Advisor to the JNL/Westchester Capital Event Driven Fund, a multi-event strategy.

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

Westchester Capital
FUNDS

What Sets WCM Apart?

Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

Expertise

We manage the assets of some of the world's leading institutions and high net worth investors.

➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

➢ **Trusted advisor:** Approximately $6 billion in AUM with over 350,000 investors worldwide.

➢ **Proven track record:** Only two negative years since Firm's inception in 1980.

➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

Westchester Capital
FUNDS

Global Reach

| Expertise | Global Reach | Absolute Returns |

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

Global Networks	U.S. & Foreign Anti-Trust Counsel	Economic Advisors
	U.S. & Foreign Regulatory Counsel	Political Experts
	Industry Consultants	Counterparty Risk Consultants

Westchester Capital
F U N D S

Absolute Returns

Risk management is key product differentiator

ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
FUNDS

Institutional Discipline

Global Reach

Absolute Return Focus

Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

PEOPLE

- Depth and experience of investment talent
- Continuity of investment team leadership

PROCESS

- Fundamentally sound and repeatable
- Commitment to risk management

PHILOSOPHY

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

PERFORMANCE

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.

Westchester Capital
FUNDS



Historical Performance

Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to September 30, 2015

	QTD	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-2.56%	-1.84%	-2.37%	1.53%	1.59%	4.95%
S&P 500	-6.44%	-5.29%	-0.61%	12.40%	13.34%	7.07%
MSCI World Index	-8.33%	-5.63%	-4.57%	9.18%	8.89%	6.44%
Barclays Agg. Bond	1.24%	1.14%	2.94%	1.71%	3.10%	4.68%

The Fund's net operating expenses are 1.40%.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Beta	Max NAV Decline	Max Drawdown Length	Months to Recover
The Merger Fund VL	4.75%	1.04	0.33	0.19	-7.22%	3	4
S&P 500	14.24%	0.55	1.00	1.00	-50.95%	16	37
MSCI World Index	15.53%	0.48	0.93	1.05	-53.65%	16	50
Barclays Agg. Bond	3.21%	1.44	0.00	0.01	-3.82%	7	2

* 3-month T-Bill used for risk-free rate.

As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through September 2015. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Upside Participation and Downside Mitigation

Comparison of historical index performance
Inception – September 30, 2015



7.3%
6.8%
6.3%
5.8%
5.3%
4.8%
4.3%
3.8%
Compound ROR
MSCI The World Index - Gross
The Merger Fund VL - MERVX
Barclays Aggregate Bond Index
3 Month Libor Rate
-1.2%
3.8%
8.8%
13.8%
18.8%
Standard Deviation

Returns

- Equity-like returns over a full market cycle

Risk Management

- Less than half the volatility of the equity market

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

The Merger Fund VL

Monthly, Inception – September 30, 2015

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2015	-0.18	1.66	-0.09	0.09	0.45	-1.17	-0.18	-1.10	-1.30				**-1.84**
2014	-0.55	1.10	0.09	0.45	1.00	0.81	-0.53	0.89	-1.33	-1.17	0.45	0.18	**1.37**
2013	-0.57	0.19	0.67	0.28	0.09	-0.28	1.04	0.09	0.84	0.74	0.09	0.63	**3.88**
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	**2.52**
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	**0.87**
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	**5.30**
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	**11.80**
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	**3.79**
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	**2.11**
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	**16.55**
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	**4.53**
2004	-	-	-	-	-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	**6.00**

Inception: May 26, 2004. Past performance is no guarantee of future results

Effect of a Rising Rate Environment

Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.

As rates increase…



FIXED INCOME INVESTMENTS
Bond Prices Fall
Interest Rates Rise
ABSOLUTE RETURN STATEGIES
Targeted Rates of Return Rise
Interest Rates Rise

…rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.



Investment Overview

Portfolio Manager Background

Roy D. Behren, *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

Michael T. Shannon CFA, *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

Investment Philosophy

The Merger Fund VL seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

A portfolio derived from high conviction ideas from global markets

We:

Invest in highly liquid situations across the globe

- Although we invest principally in equities, we are capital-structure agnostic.

Focus on absolute returns, not relative value

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

Avoid speculative situations; we do not invest on rumor

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

Our investments are predicated *primarily* on the successful completion of the corporate event.

Investment Process

Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

Deal Hedge

Stock-for-Stock transaction: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.

Cash Transaction: given that the dollar value to be received is fixed, we will purchase shares of the target company only.

- *Residual Market or Beta Exposure:* may hedge through use of macro sector hedges, typically via put options.

Currency Hedge

Foreign Transactions: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.

Macro Hedge

During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads.

Sell Discipline

- **When the risk/reward relationship is no longer favorable**
- **When there is concern about the status of the transaction**

Why Invest with Us?

The Merger Fund VL offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,500 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



Meet Our Team


Westchester Capital
M A N A G E M E N T

Roy Behren
Managing Member, Portfolio Manager

Michael Shannon
Managing Member, Portfolio Manager

Bruce Rubin
Chief Operating Officer

Jody Harris-Stern
Director of Strategic Accounts and Investor Relations

Thomas Macior
Director of Business Development

Abraham Cary
Analyst/Head Trader

Robert Lynch
Director of Research

Jennifer Simpson
Controller

Jane Perl
Director of Operations

Benjamin Kunofsky
Trader

Steven Tan
Senior Analyst

Amy Nazimiec
Associate Compliance Officer

Laura Morgan
Assistant Operations Manager

Michael Corigliano
Analyst/Trader

Robin Grosso
Assistant Operations Manager

Stacey Fornabaio
Assistant Operations Manager

Westchester Capital Management, LLC is an investment adviser registered with the United States Securities and Exchange Commission. SEC registration was effective December 2010 – SEC no. 801-72002. Westchester Capital's affiliated company, Westchester Capital Partners LLC, is the adviser to our hedge fund. As of June 2015.


Westchester Capital
F U N D S

Investment Management Team



Roy D. Behren, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



Michael T. Shannon, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Management Team (cont.)



Robert K. Lynch, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



Abraham R. Cary, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



Steven V. Tan, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.

Investment Management Team (cont.)



Benjamin E. Kunofsky, *Trader*

Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



Michael Corigliano, *Analyst/Trader*

Michael joined WCM in 2015 as an Analyst, with broad equity derivatives experience, including a deep expertise in options modeling. Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006, with a Bachelor of Applied Science.

Business and Operations Management



Bruce J. Rubin, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



Jody Harris-Stern, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



Thomas Macior, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

Business and Operations Management (cont.)



Jennifer A. Simpson, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



Amy L. Nazimiec, *Associate Compliance Officer*
Amy joined WCM as Associate Compliance Officer in 2015. She graduated from Brandeis University with a B.A. in Economics. Amy began her career in 2005 at BlackRock and gained additional experience in operations and compliance at Old Mutual Asset Management Trust Company. Prior to joining WCM she was a Compliance Analyst at Towers Watson Investment Services, Inc.



Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Contact Information

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

Website:

www.westchestercapitalfunds.com

Shareholder Services: The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

Investment Professionals: Sales Support

Director of Strategic Accounts and Investor Relations: Jody Harris-Stern

914-741-5600 ■ jharris-stern@mergerfund.com

Director of Business Development: Thomas Macior

914-741-5600 ■ tmacior@mergerfund.com

Important Disclosures

The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.

Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.

As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. You cannot invest directly in an index; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.

Westchester Capital
F U N D S